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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Banton, Julian W.		SouthTrust Corporation SOTR
	420 North 20th Street - 4th Floor	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			02/13/03
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Birmingham, AL 35203 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				Chairman and CEO of SouthTrust Bank

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common stock		01/15/03				A			22,329	A	26.04		317,298.1570*		D

	Common stock													53,346		I		Spouse

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Right to buy		8.4167

	Right to buy		12.1250

	Right to buy		12.1250

	Right to buy		18.0834

	Right to buy		18.0834

	Right to buy		18.9063

	Right to buy		18.9063

	Right to buy		15.6875

	Right to buy		20.03

	Right to buy		24.02

	Right to buy		26.18		1/14/03				A			3,819

	Right to buy		26.18		1/14/03				A			166,181

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	1/17/1997	1/17/2006		Common stock	33,120				33,120		D

	1/15/1998	1/15/2007		Common stock	66,754				66,754		D

	1/15/1999	1/15/2007		Common stock	8,248				8,248		D

	1/27/1999	1/27/2008		Common stock	93,474				93,474		D

	1/27/2000	1/27/2008		Common stock	5,528				5,528		D

	1/20/2000	1/20/2009		Common stock	124,712				124,712		D

	1/20/2001	1/20/2009		Common stock	5,288				5,288		D

	1/19/2003	1/8/2010		Common stock	150,000				150,000		D

	1/16/2004	1/15/2011		Common stock	170,000				170,000		D

	1/16/2005	1/15/2002		Common stock	170,000				170,000		D

	1/14/2006	1/13/2013		Common stock	3,819				3,819		D

	1/14/2006	1/13/2013		Common stock	166,181				166,181		D

Explanation of Responses:

*Includes 618.1570 shares of common stock held in the Employee Stock Ownership Plan, and 350.000 shares in a joint account with spouse.

/s/ John D. Buchanan, Attorney-in-fact	02/13/03
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.